Exhibit 10.26
O.P.T.
Ocean Power Technologies, Inc.
1590 Reed Road
Pennington, NJ 08534 USA
609-730-0400, Fax: 609 730-0404
December 21, 2007
Mr. Herbert T. Nock
Dear Herb:
Ocean Power Technologies, Inc. (“OPT” or the “Company”) hereby offers to you the position of Vice President, Business Development and Marketing of Ocean Power Technologies, Inc., reporting to me. As such, you will be an Executive Officer of the Company, and your duties and responsibilities will be those duties and responsibilities consistent with your position as may from time to time be assigned by me, including your focus on the Company’s business development, sales and marketing activities.
OPT may add to or alter your position and responsibilities as deemed appropriate in the future. The following responsibilities are part of your duties: (a) devote attention, labor, skill and energy to the business of OPT and diligently, and to the best of your ability, perform all duties incident to your employment as described in this letter, and (b) use your best efforts to promote the interests, goodwill and welfare of OPT.
Compensation for your services, subject to the terms of this letter, shall be a salary of $17,500.00 per monthly pay period (the “Base Salary”), which is equivalent to $210,000.00 on an annual basis, for as long as you are employed or until a change is made by OPT to your Base Salary. In addition to this Base Salary, you will be eligible to receive a bonus of up to 40% of your Base Salary. To be eligible to receive the bonus, you must be employed by the Company as of the day that the Company pays the bonus. You shall be expected to work during OPT’s normal operating hours, as well as any additional hours needed in order to complete your assigned tasks. Payments to you shall be less all amounts required to be withheld by Federal, State and all applicable income tax laws, regulations and rulings. You will receive reviews of your job performance in accordance with OPT’s policies. Adjustments to your compensation, as well consideration for bonus and stock option awards, if any, will be considered on an annual basis. In addition, subject to approval by the Board of Directors, subsequent to the commencement of your employment with the Company you will be granted options to purchase 25,000 shares of the common stock of OPT(the “Option Grant”) under and subject to the terms of the Company’s 2006 Stock Incentive Plan (the “2006 Plan”) and the Company’s standard option agreement. Of the option grant, 10,000 shares will be immediately vested at the time of the grant, and 15,000 shares will be vested over five years, i.e. 3,000 shares vested at each anniversary of the date of grant, assuming you remain employed by the Company on such dates. The term of these options will be for a period of ten (10) years from the date of grant, in accord with the Company’s standard form of stock option agreement. If OPT terminates your employment without “Cause” (as defined below) or if you terminate your employment for “Good Reason” (as defined below), all the unvested portions of the 15,000 share grant shall vest immediately upon such termination and shall thereafter expire in accordance with the Option Grant and the terms of the 2006 Plan. Except as otherwise set forth herein, options granted to you shall cease to vest on the actual date of termination for any reason.

Your position with the Company requires you to relocate to New Jersey. In recognition of such relocation, the Company will, during 2008, reimburse you for up to (i) $45,000 for costs incurred by you in 2008 in purchasing a house in New Jersey, selling your house in Connecticut, and moving from Connecticut to New Jersey; and (ii) $6,600 for costs incurred by you in 2008 in temporarily residing in New Jersey. All reimbursement requests must be supported by documentation evidencing the costs incurred by you. If you resign without Good Reason or the Company terminates your employment for Cause:
(a) prior to the one-year anniversary of your start date, you shall repay to the Company any amount received by you pursuant to (i) above;
(b) after the one-year anniversary of your start date but before the two-year anniversary of your start date, you shall repay to the Company two-thirds (2/3) of any amount received by you pursuant to (i) above;
(c) after the two-year anniversary of your start date but prior to the three-year anniversary of your start date, you shall repay to the Company one-third (1/3) of any amount received by you pursuant to (i) above;
(d) following the three-year anniversary of your start date, you shall not be required to repay to the Company any amount received by you pursuant to (i) above.
In addition to the compensation stated in this offer, during your employment you will be entitled to participate in all employee benefit plans and programs now or in the future maintained by OPT and offered to all employees of the Company, as well as those offered to key employees of the Company, so long as you meet any applicable eligibility requirements. You also will receive vacation time to be accrued and administered in accordance with OPT’s policies, of four weeks’ annual paid vacation. In addition, you will be permitted to use up to five paid sick days. You will also receive a total of ten holidays with pay, each year.
By accepting this offer, you recognize and acknowledge that you may have access to certain ideas, processes, strategies, trade secrets, methods of operation or other non-public information (“Confidential Information”) of OPT and that all such information constitutes valuable, special and unique property of OPT. You agree that you will not, without the prior written consent of OPT, disclose or authorize or permit anyone under your direction to disclose to anyone not properly entitled thereto any such Confidential Information relative to the business, technology, operations, financial condition or services of OPT or any subsidiary. Accordingly, as part of your acceptance of this offer, you agree to execute and be bound by the attached Proprietary Information, Restrictive Covenant and Inventions Agreement (“Agreement”).
By accepting this offer, you further represent that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from entering into employment with OPT and carrying out your responsibilities to the Company or which in any way otherwise interferes with or is in conflict with such employment.
This letter shall not be construed as an agreement, either express or implied, to employ you for any stated term, and shall in no way alter OPT’s policy of employment at-will, under which both you and OPT remain free to terminate the employment relationship at any time, with or without notice and with or without Cause (as defined below). Notwithstanding the above, the Company shall provide you with two (2) weeks’ notice prior to terminating your employment; provided, however, that the Company may, in its sole discretion, pay to you in lieu of such notice an amount equal to the Base Salary that would otherwise be payable to you for such two-week period, in which case the termination of your employment shall occur effective immediately upon the date of such payment
In the event you terminate your employment with the Company for Good Reason or the Company terminates your employment for any reason other than (i) for Cause or (ii) because you cannot perform your services as a result of physical or mental incapacitation, you will receive the following severance: (a) if such termination occurs within the first 12 months of employment, for a period of 3 months following your date of termination the Company will continue to pay to you your Base Salary; (b) if such termination occurs after the first 12 months of employment but before the three-year anniversary of your start date, for a period of 6 months following your date of termination the Company will continue to pay to you your Base Salary; (c) if such termination occurs after the three-year anniversary of your start date, for a period of 12 months following your date of termination the Company will continue to pay to you your Base Salary. Any such severance will be paid by the Company as salary continuation in accordance with its regular payroll practices, and will be conditioned upon the execution and nonrevocation by you of a severance and release agreement provided by the Company and releasing all claims against it and its affiliates (to the extent permitted by applicable law). All payments to you hereunder shall be less taxes and any other deductions required by law.
For purposes of this Agreement:
“Cause” means a termination of your employment by the Company because you have done any of the following: (a) materially breached or materially failed to perform your duties under applicable law, (b) failed to follow lawful and reasonable directives of the Board, or any executive officer to whom you report, (c) failed to follow the Company’s policies and procedures in effect from time to time, (d) committed an act of dishonesty in the performance of your duties or engaged in willful misconduct detrimental to the business of the Company, (e) been indicted on felony charges, (f) been convicted of misdemeanor charges involving any crime of moral turpitude, (g) breached in any material respect or failed to perform in any material respect your obligations and duties or any Agreement between you and the Company, or (h) violated your restrictive covenants with the Company (including, without limit, your noncompete, nonsolicit, nonhire, confidentiality obligations, and intellectual property transfer obligations regarding the ownership of intellectual property created or developed, in whole or in part, by you while an employee of the Company.
“Good Reason” means a material diminution of your duties or responsibilities or a material change in the position to which you report. A termination by you for Good Reason can only occur if (i) within sixty (60) days after the initial occurrence of the condition giving rise to Good Reason, you have given a written notice of such to the Company, (ii) the Company has not cured the condition within thirty (30) days after receipt of such notice, and (iii) you actually cease employment within thirty (30) days after the period set forth in clause (ii).
This letter agreement is intended to comply with the provisions of Section 409A of the U.S. Internal Revenue Code of 1986 and shall, to the extent practicable, be construed in accordance therewith. Terms defined in this letter agreement shall have the meanings given such terms under Section 409A if and to the extent required to comply with Section 409A. If and to the extent any portion of any payment, compensation or other benefit provided to you in connection with your separation from service (as defined in Section 409A) is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A and you are a specified employee as defined in Section 409A(a)(2)(B)(i), as determined by the Company in accordance with its procedures, by which determination you hereby agree that you are bound, such portion of the payment, compensation or other benefit shall not be paid before the day that is six months plus one day after the date of separation from service (as determined under Section 409A (the “New Payment Date”), except as Section 409A may then permit. The aggregate of any payments that otherwise would have been paid to you during the period between the date of separation from service and the New Payment Date shall be paid to you in a lump sum on such New Payment Date, and any remaining payments will be paid on their original schedule. Neither the Company nor you shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A. Notwithstanding the foregoing, to the extent that this letter agreement or any payment or benefit hereunder shall be deemed not to comply with Section 409A, then neither the Company, the Board of Directors of the Company, nor its or their designees or agents shall be liable to you or any other person for any actions, decisions or determinations made in good faith.
This letter and the Agreement attached constitute the entire offer to you and, if you accept, they shall constitute the entire agreement and shall be governed by the laws of the state of New Jersey. If you agree to the terms of this offer, please sign and date below, as well as on the attached Agreement, on both the originals provided, returning one of each original to me.
Should you have any questions concerning this offer, or any other question about the Company and this position, please contact me. I look forward to hearing from you.
Sincerely,

/s/ George W. Taylor

Dr. George W. Taylor
Chief Executive Officer
I have read and understand this letter. The foregoing correctly sets forth the terms of my employment with OPT

/s/ Herbert T. Nock	DATE:	December 22, 2007

Herbert T. Nock